SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For July 30, 2015

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

QIWI plc (“QIWI” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Extraordinary General Meeting (“EGM”) of the Company held on July 28, 2015.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. The total number of Class A shares eligible to vote at the EGM was 15,638,302, with a total of 156,383,020 voting rights; the total number of Class B shares was 43,026,312, with a total of 43,026,312 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the EGM of the Company held on July 28, 2015:

•	approval of total amount of shares to be reserved for issuance under the 2015 Employee Restricted Stock Units Plan;

•	approval of the 2015 Employee Restricted Stock Units Plan.

Regarding the approval of total amount of shares to be reserved for issuance under the 2015 Employee Restricted Stock Units Plan the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve total amount of shares to be reserved for issuance under the 2015 Employee Restricted Stock Units Plan in the amount of seven (7) percent of the aggregate number of class A Shares and class B Shares issued and outstanding (by number) from time to time	165,112,969	4,898,551	5,710,705

Regarding the approval of the 2015 Employee Restricted Stock Units Plan the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve the 2015 Employee Restricted Stock Units Plan	165,112,969	4,893,960	5,706,611

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

QIWI PLC (Registrant)

Date: July 30, 2015	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer